

December 15, 2011

Via E-mail
Mr. Andrew N. Langham, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re: Commercial Metals Company**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed by Icahn Capital LP et al. on December 13, 2011**
> **File No. 001-04304**
>
> **Definitive Additional Proxy Soliciting Materials**
> **Filed by Icahn Capital LP et al. on November 28, 2011 and December 2, 2011**
> **File No. 001-04304**

Dear Mr. Langham:

We have reviewed your filings and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

Background of the Solicitation

1.   Please disclose the value of the shares on July 27, 2011, the day before the Icahn parties
filed their initial Schedule 13D in which they stated that the shares were "undervalued at
current levels."

About the Offer

2.   Your Offer to Purchase states that IEP Metals Sub LLC is a co-bidder with Icahn
Enterprises Holdings L.P., while your proxy statement states that the co-bidder is Icahn
Holdings LP. Please clarify your disclosure on this point.

3.   We understand that Mr. Icahn may have stated in a televised interview that "…once we
win those three seats on the proxy fight, then if the board stands up before that, even if
we have a large tender…with the three seats, I don't think it will take much to at least
turn two board members into becoming good corporate citizens…." The implication
appears to be that you expect your nominees, if elected, to move to cause the company to

redeem the rights and further your acquisition proposal. Accordingly, please revise your disclosure in this section as appropriate, or advise.

Definitive Additional Proxy Soliciting Materials filed November 28, 2011

4.   We note your response to prior comment 7, regarding you statement that "the Company squandered $2 billion of capital on ill-conceived acquisitions and "growth" projects, many of which generated negative EBITDA through the period." In your response, you appear to equate acquisitions and "growth" projects with capital expenditures and acquisitions. However, we understand that capital expenditures can include, for example, maintenance projects. Please ensure that in future filings you make all relevant distinctions in this regard, and refrain from the global application of terms such as "squandered" and "ill-conceived" to the extent that there is no factual foundation.

Definitive Additional Soliciting Materials filed December 2, 2011

5.   We note your response to prior comment 8, regarding your statement that the board of directors allowed shareholders to trade heavy volumes without responding to your offer prior to 5 business days. Please advise how you determined that this was "completely irresponsible," with reference to the fiduciary duties of a board of directors to respond to acquisition proposals in the face of heavy trading of company shares.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions